EXHIBIT 99.1

IIJ Announces New Management Structure

TOKYO, May 24, 2013 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE1:3774) today announced the nomination of the candidates for positions on the Company's Board of Directors and Auditors. The nomination is subject to the approval of IIJ's 21th Ordinary General Meeting of Shareholders that will be held on June 26, 2013 in Tokyo as well as of the Board of Directors meeting that will be held on the same day. If all approvals are obtained, IIJ's management structure will be as follows:

Areas of Responsibility,
Position	Name	Significant Concurrent Positions
Chairman	Koichi Suzuki(1)	Chief Executive Officer and Representative Director
President	Eijiro Katsu(2)	Chief Operating Officer and Representative Director
	Hideshi Hojo(1)	Division Director of Regional Division
Senior Managing Director	Takeshi Kikuchi	Division Director of Enterprise Business Division 2
	Hitoshi Imafuku(1)	Division Director of Enterprise Business Division 1
Managing Director	Takamichi Miyoshi	In charge of Technology Strategy
	Akihisa Watai	Chief Financial Officer
	Yasurou Tanahashi (3) (5)	Outside Director of Murata Manufacturing Company, Ltd.
	Takashi Hiroi (3) (5)	General Manager of Business Planning Division of Nippon Telegraph and Telephone Corporation
Director	Junnosuke Furukawa(1) (3) (5)	Director Counselor of Furukawa Electric Co., Ltd.
(Part-time)	Shingo Oda (3) (5)	Outside Director of IT Holdings Corporation
	Yoshifumi Nishikawa(5)	Honorary Advisor of Sumitomo Mitsui Banking Corporation
	Toshinori Iwasawa (2) (5)	Chief Executive Officer and Representative Director of IIJ Global Solutions Inc.
Company Auditor	Kazuhiro Ohira (4)
(Full-time)	Chiaki Furuya (2)
Company Auditor	Masaki Okada (4) (5)	Attorney at law
(Part-time)	Masaaki Koizumi (4) (5)	Japanese Certified Public Accountant

(1) Re-appointment
(2) New appointment
(3) Outside director
(4) Outside company auditor
(5) Concurrent positions described are the major ones as of May 24, 2013
(*) Senji Yamamoto will resign from Executive Vice President followed by the closing of IIJ's 21st Ordinary Meeting of Shareholders.
(*) Shunichi Kozasa will retire from Company Auditor followed by the closing of IIJ's 21st Ordinary Meeting of Shareholders.

About IIJ

Founded in 1992, Internet Initiative Japan Inc. is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, and cloud computing. Moreover, the company has built one of the largest Internet backbone networks in Japan that is connected to the United States and the United Kingdom. IIJ listed on NASDAQ in 1999 and on the First Section of the Tokyo Stock Exchange in 2006. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

CONTACT: IIJ Investor Relations
         Tel: +81-3-5259-6500
         E-mail: ir@iij.ad.jp
         URL: http://www.iij.ad.jp/en/ir